Dedicated to Hope, Healing and Recovery

January 28, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Carlos Pacho, Senior Assistant Chief Accountant

Re:	Kindred Healthcare, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 1-14057

Dear Mr. Pacho:

Kindred Healthcare, Inc. (“Kindred” or the “Company”) is submitting this letter in response to the comment communicated by the Staff of the Securities and Exchange Commission during a phone conversation between the Staff and the Company on January 15, 2016 related to the Company’s disclosures in its Form 10-K for the year ended December 31, 2014. The Staff’s verbal comment is included in this letter and is followed by the Company’s response.

Staff Verbal Comment:

Note 1 – Accounting Policies, page F-8

Long-lived assets, page F-11

In the response letter dated December 22, 2015, the Company stated that for facilities subject to master lease agreements, the Company begins its review of the carrying value of long-lived assets at the master lease level and then if there are multiple renewal bundles within a master lease, the Company reviews the carrying value of long-lived assets at the renewal bundle level. The Company’s support for this position, among other considerations, includes an analogy to the bus route example discussed in paragraphs 10-55-35 and 10-55-36 of Example 4 under ASC 360 (the “Example”), in which the bus company was required under contract to provide a minimum level of service for each of five separate routes. The Financial Accounting Standards Board concluded that the five bus routes would be an appropriate level at which to group assets to test for and measure impairment because the entity did not have the option to curtail any one bus route. The Staff notes that in the Company’s disclosures for the Form 10-K for the year ended December 31, 2014 that the Company entered into an agreement with Ventas, Inc. (“Ventas”) on December 27, 2014 to transition the operations under the leases for nine non-strategic nursing centers through an early termination of the lease outside of the normal renewal terms. Please explain how these divestitures are consistent with the bus route example noted above and the terms of the Company’s master leases that require that it may not discontinue the operations of poor

680 South Fourth Street  ●  Louisville, Kentucky 40202

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Mr. Carlos Pacho

January 28, 2016

performing facilities unless all facilities in a multi-facility master lease or a multi-facility renewal bundle are divested without defaulting on an entire master lease. In your response, please comment if there were any other leased facility divestiture transactions during the last five years that were similar to the agreement with Ventas in December 2014 allowing nine nursing center divestitures?

Company Response:

Since January 1, 2010, the Company has exited leases for 123 facilities under master lease agreements; all associated with the Ventas master leases. Each of these lease expirations, with the exception of the nine nursing center leases discussed below, occurred when the Company exercised its rights under the master lease to renew or not renew the applicable renewal bundles or had provided notice to Ventas of its intent to not renew in close proximity to the renewal date. The agreement to exit the nine nursing centers in December 2014 was the only lease divestiture transaction in the last five years that was completed outside the lease renewal process provided in the master leases; however in connection with the upcoming renewals of several renewal bundles set to expire, the Company paid Ventas $20 million to obtain its approval to exit early 60 of these facility leases by September 30, 2014, as opposed to the contractual termination date of April 30, 2015.

Under the master leases with Ventas, the Company is required to continuously operate each leased facility for the duration of the lease term and is prohibited from transitioning a leased facility without the approval of Ventas, which may be withheld in Ventas’ sole discretion. The December 2014 agreement with Ventas to transition the operations under the leases for the nine nursing centers was completed only after extensive negotiations and the cash payment of $40 million to Ventas, representing approximately the net present value of future lease payments under the remaining term of the leases, a lease termination fee and capital improvements for these facilities. Ventas negotiated this $40 million payment in exchange for approving the early termination of these nine nursing centers from the master leases. There were no contractual provisions under the master leases that made these divestitures possible nor are there any contractual provisions that exist today that would make similar divestitures possible. Instead, the failure to abide by the requirement to continuously operate each facility or to comply with the restrictions on transfer would result in an event of default under the master leases.

The Company does not believe the December 2014 transaction with Ventas contradicts the analogy of the bus route example as the Example states that the bus company was required under contract to provide a minimum level of service for each of the five separate routes. The Company is also required to operate each facility within a master lease renewal bundle through the duration of the lease term and is prohibited from closing a facility or operating it as a business other than a nursing center or hospital. Consequently, the Company may incur losses on certain facilities and benefit from the income from other facilities within the same renewal bundle. The only contractual option that the Company has to terminate its obligation under a master lease is to not renew a bundle of facilities, which option occurs once every five or ten years depending on the lease term. The December 2014 transaction with Ventas was a separately negotiated exception to the restrictions in the master leases and required that the Company pay $40 million to Ventas to obtain its approval. All other facilities remained in their respective renewal bundle subject to the restrictive provisions of the master leases.

Mr. Carlos Pacho

January 28, 2016

While the Company acknowledges it was able to negotiate an exception outside the lease renewal process to allow for the early termination of the nine nursing centers, this separately negotiated exception required the final approval of Ventas for which the Company paid $40 million to Ventas. The existing master lease provisions remained intact for all remaining facilities, contractually prohibiting the Company from terminating the leases on these facilities until the applicable future renewal dates. Therefore, the cash flows for facilities subject to the master leases are not independent at the facility level since the master lease terms prohibit an early termination or transfer of a facility.

Kindred acknowledges and confirms that:

•	Kindred is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kindred may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff has any additional questions or comments, please contact me at (502) 596-7246.

Very truly yours,

/s/ John J. Lucchese

John J. Lucchese

Senior Vice President and Chief Accounting Officer

cc:	Mr. Terry French, Accounting Branch Chief

Ms. Inessa Kessman, Senior Staff Accountant

Mr. Stephen D. Farber, Kindred Healthcare, Inc.